SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Reis, Inc.

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

75936P 105

(CUSIP Number)

Lloyd Lynford

c/o Reis, Inc.

530 Fifth Avenue

New York, NY 10036

(212) 921-1122

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Lloyd Lynford
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,106,185 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,046,356 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,106,185 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 75936P 105	13D	Page 3 of 6

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Lloyd Lynford (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, New York, NY 10036, as such Schedule 13D has previously been amended and supplemented (the “Schedule 13D”).

In accordance with Exchange Act Rule 13d-2, this Amendment No. 2 amends and supplements only information that has materially changed since the November 21, 2007 filing by the Reporting Person of the Amendment No. 1 to the Schedule 13D. To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 6 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 2. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The business address of the Reporting Person is:

Reis, Inc.

530 Fifth Avenue

New York, NY 10036

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously disclosed, on November 12, 2007, for estate planning purposes, the Reporting Person transferred by gift 300,000 shares of Common Stock to the Lloyd Lynford 2007 Grantor Retained Annuity Trust (the “GRAT”), an irrevocable trust whose trustee is Leslye A. Lynford, the sister of the Reporting Person. On December 16, 2008, the GRAT distributed to the Reporting Person 185,337 shares of Common Stock in satisfaction of the $494,849.62 annuity payment payable to the Reporting Person during the first taxable year of the GRAT pursuant to the trust agreement governing the GRAT. The number of shares of Common Stock

CUSIP No. 75936P 105	13D	Page 4 of 6

needed to satisfy this annuity payment was based on a price per share of Common Stock equal to $2.67, which was based in part on the market value of the Common Stock on December 15, 2008.

On December 17, 2008, the GRAT distributed to the Reporting Person 114,663 shares of Common Stock and all other property then held by the GRAT in satisfaction of the $593,819.41 annuity payment payable to the Reporting Person during the second taxable year of the GRAT pursuant to the trust agreement governing the GRAT. At the time of this distribution, the assets held by the GRAT, including the shares of Common Stock, were insufficient to pay the full value of this annuity payment, and, accordingly, all assets of the GRAT were distributed to the Reporting Person and the GRAT was terminated.

No consideration was paid by or to the Reporting Person for the distribution of shares of Common Stock by the GRAT.

Except as set forth on this Schedule 13D, the Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13(d). However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)       Based on the 10,984,517 shares of Common Stock of the Company outstanding as of November 7, 2008 (as set forth in the Company’s Quarterly Report on Form 10-Q filed on November 10, 2008), the Reporting Person is the beneficial owner of 1,106,185 shares of Common Stock (the “Reported Shares”), representing 10.0% of the issued and outstanding Common Stock of the Company. The Reported Shares include 33,333 shares of Common Stock issuable to the Reporting pursuant to a portion of a previously disclosed grant of restricted stock units (“RSUs”) that vested on May 30, 2008. Although the RSUs with respect to 33,333 shares of Common Stock have vested, the Reporting Person shall have no right to vote such shares until they are delivered to him by the Company on the earlier of: (i) May 30, 2010, (ii) the date the Reporting Person’s employment is terminated by the Company other than for “cause” (as defined in the Reporting Person’s employment agreement) or (iii) the date the Reporting Person terminates his employment with the Company for “good reason” (as defined in the Reporting Person’s employment agreement). The Reported Shares exclude the 21,000 shares of Common Stock underlying RSUs granted to the Reporting person on February 28, 2008, which vest in three equal annual installments beginning on February 28, 2009.

(b)       The Reporting Person has the sole power to vote or direct the vote of 1,106,185 Reported Shares and the sole power to dispose or direct the disposition of 1,046,356 Reported Shares (see section (d) below).

CUSIP No. 75936P 105	13D	Page 5 of 6

(c)       Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

(d)       As previously disclosed, 148,494 Reported Shares, which were received by the Reporting Person as a result of the merger consummated on May 30, 2007 (the “Merger”) between the Company and Reis, Inc., a Delaware corporation (“Old Reis”), were held in escrow and were subject to forfeiture during the two-year period following the Merger to satisfy any claims in the event of Old Reis' breach of its representations, warranties and covenants in the Merger Agreement. Effective as of November 30, 2008, 88,665 Reported Shares held in escrow are being returned to the Reporting Person, and 59,829 Reported Shares currently remain in escrow. The return of the Reported Shares from escrow does not change the Reporting Person’s overall beneficial ownership of Common Stock as such Reported Shares were previously reported as beneficially owned by the Reporting Person. With respect to the 1,046,356 Reported Shares not held in escrow, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Reported Shares.

(e)	Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Lloyd Lynford
Lloyd Lynford

Dated: December 19, 2008